

Home Loan
Financial Corporation

2005 ANNUAL REPORT

HOME LOAN FINANCIAL CORPORATION
ANNUAL REPORT
June 30, 2005


MAIL
PROCESSING
OCT 0 6 2005
D.C.
SECTION

CONTENTS

To Our Shareholders:

We are pleased to share Home Loan Financial Corporation's fiscal 2005 consolidated financial results with you. Fiscal 2005, our seventh full year as a stock corporation, was very challenging. Our net income for 2005 declined to $1,290,417 from $1,785,000 in 2004 primarily due to a decrease in net interest income and increases in the provision for loan losses and noninterest expense. Increases in short term interest rates combined with little change in long term interest rates resulted in a flattening of the yield curve and compressed our net interest margin and resultant net interest income. Our net interest margin for 2005 was 3.75% compared to 4.11% for 2004. Additionally, the economy in Ohio, and particularly in Coshocton County, was very sluggish. Coshocton County has one of the highest unemployment rates in the State of Ohio. As a result, we experienced increases in problem loans and loan charge-offs which caused us to increase the provision for loan losses by $310,000 over 2004. The increased provision for loan losses was necessary to bring the allowance for loan losses to the level of probable incurred credit losses. The increase in noninterest expense primarily relates to personnel and occupancy costs for our new branch. During fiscal 2005, we opened our first branch outside of Coshocton County in Mt. Vernon, Ohio to build upon the franchise value of the Corporation. We are very excited about our continued opportunities in Knox County.

The Corporation reached a new record high in total assets. Total assets increased to $162.1 million at June 30, 2005 for a $2.0 million increase over June 30, 2004 totals. The increase in total assets was funded by an increase in deposits. Net loans remained relatively flat due to the sluggish economy.


Total Assets
(in millions)
$122.4
$132.3
$147.8
$160.0
$162.1
2001
2002
2003
2004
2005


Net Loans
(in millions)
$101.3
$111.0
$121.8
$131.5
$131.0
2001
2002
2003
2004
2005


Deposits
(in millions)
$71.2
$79.8
$86.0
$87.9
$92.7
2001
2002
2003
2004
2005


Dividends Per Common Share
$0.41
$0.47
$0.61
$0.83
$0.89
2001
2002
2003
2004
2005

Because of the Corporation's continued strong capital position, the Board of Directors increased its dividend per share amount during the year, declaring quarterly per share dividends during the year of $.1925, $.1950, $.1975 and $.1975, respectively. In addition, the Corporation paid a special $.11 per share dividend in fiscal 2005, compared to a special dividend of $.10 per share in 2004, to increase its annual dividend by 7.5% over 2004 total dividends per share of $.83 to $.8925 per share.


2004 and 2005 Quarterly Daily Closing Prices
$25
$20
$15
$10
$5
$0
1st Q - 2004
2nd Q - 2004
3rd Q - 2004
4th Q - 2004
1st Q - 2005
2nd Q - 2005
3rd Q - 2005
4th Q - 2005
High
Low

Despite the decline in net income, the Corporation's stock price stayed strong closing at $19.40. Those investors that were part of the Corporation's initial conversion from a mutual to a stock company have seen their investment on March 25, 1998 grow from $6.00 per share (adjusted for the return of capital distribution in fiscal 1999) to $19.40 as of June 30, 2005. In addition, those shareholders have received $3.72 in dividends since the conversion. Based upon the Corporation's average stock price for fiscal 2005 of $19.71, the dividends of $.8925 produced a yield of 4.53%. With this yield and the Corporation's financial results, we believe that Home Loan Financial Corporation continues to be a good investment choice.

We want to thank the shareholders for their consideration and approval vote for the proposal to effect a going private transaction through the reverse and forward stock splits. As a result of the stock splits, the number of record holders was reduced below 300, enabling us to terminate the registration of, or deregister, our shares under the Securities Exchange Act of 1934. Although we did not want to lose any of our shareholders, the Board believed the decision to go private was the proper decision in light of the anticipated expense and burden of the Sarbanes-Oxley Act of 2002.

I want to again close by thanking our employees, customers and shareholders for making Home Loan Financial Corporation the successful company that it is.

Sincerely,

Robert C. Hamilton
Chairman of the Board and President

BUSINESS OF HOME LOAN FINANCIAL CORPORATION

Home Loan Financial Corporation ("HLFC"), a unitary thrift holding company incorporated under the laws of the State of Ohio, owns all of the issued and outstanding common shares of The Home Loan Savings Bank ("Bank"), a savings bank incorporated under the laws of the State of Ohio. On March 25, 1998, HLFC acquired all of the common shares issued by the Bank upon its conversion from a mutual savings and loan association to a stock savings and loan association ("Conversion"). HLFC also owns Home Loan Financial Services, Inc. and a 33% interest in Coshocton County Title Agency, LLC ("CCTA"). These entities are together referred to as the Corporation.

The Bank conducts business from its main office in Coshocton, Ohio and full-service branch offices in Coshocton, West Lafayette and Mount Vernon, Ohio. The principal business of the Bank is the origination of permanent mortgage loans secured by first mortgages on one- to four-family residential real estate located in Coshocton County, Ohio, the Bank's primary market area. The Bank also originates a limited number of loans for the construction of one- to four-family residences and permanent mortgage loans secured by multifamily and nonresidential real estate in its primary market area. In addition to real estate lending, the Bank originates commercial loans and various types of consumer credits, including home improvement loans, education loans, loans secured by savings accounts, motor vehicle loans, unsecured loans and credit cards. For liquidity and interest rate risk management purposes, the Bank invests in interest-bearing deposits in other financial institutions, U.S. Treasury and agency securities, mortgage-backed securities and other investments permitted by applicable law. Funds for lending and other investment activities are obtained primarily from savings deposits, which are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC") in the Savings Association Insurance Fund ("SAIF"), principal repayments on loans, maturities of securities and borrowings from the Federal Home Loan Bank ("FHLB").

Home Loan Financial Services, Inc., is an Ohio corporation and was formed in 2002 to sell life insurance, annuities, long-term care insurance, and investment products. Its earnings for 2005 were not significant to the overall Corporation. CCTA was started in June 2002 and is a full service title insurance agency. The Corporation's earnings from CCTA totaled $125,561 in 2005 and $221,166 in 2004.

HLFC is subject to regulation, examination and oversight by the Office of Thrift Supervision of the United States Department of the Treasury ("OTS") because the Bank elected to be treated as a savings and loan for holding company purposes. The Bank is subject to regulation, examination and oversight by the FDIC and the State of Ohio Division of Financial Institutions. HLFC and the Bank are also subject to the provisions of the Ohio Revised Code generally applicable to corporations.

MARKET PRICE OF THE CORPORATION'S COMMON SHARES AND RELATED SHAREHOLDER MATTERS

The Corporation had 1,524,515 common shares outstanding on September 27, 2005, held of record by approximately 164 shareholders. Price information with respect to the Corporation's common shares was quoted on The NASDAQ Stock Market, Inc through August 26, 2005, when the Corporation delisted as a result of its going private transaction. Currently, the price information for the Corporation's shares is quoted on the pink sheets and is expected be quoted on the Over The Counter Bulletin Board ("OTCBB"). The high and low daily closing prices for the common shares of the Corporation from July 1, 2003 to June 30, 2005, as quoted by NASDAQ, and cash dividends paid by quarter are shown below.

	Quarter ended			
	September 30, 2004	December 31, 2004	March 31, 2005	June 30, 2005
High	$ 20.970	$ 21.350	$ 21.870	$ 19.990
Low	19.020	19.390	18.250	14.500
Cash Dividends	0.303	0.195	0.198	0.198

	Quarter ended			
	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004
High	$ 17.489	$ 21.190	$ 20.550	$ 21.210
Low	14.851	16.500	18.300	18.600
Cash Dividends	0.275	0.180	0.185	0.190

Because the Corporation continues to be regulated by the OTS, the Bank must file an application with the OTS before it can declare and pay a dividend (1) if the proposed distribution would cause total distributions for that calendar year to exceed net income for that year to date plus retained net income for the preceding two years; (2) if the Bank will not be at least adequately capitalized following the capital distribution; or (3) if the proposed distribution would violate a prohibition contained in any applicable statute, regulation or agreement between the Bank and the OTS or the FDIC, or a condition imposed on the Bank in an OTS-approved application or notice. If the Bank is not required to file an application, it must file a notice with the OTS.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

The following tables set forth certain information concerning the consolidated financial condition, earnings and other data regarding the Corporation at the dates and for the periods indicated.

Selected Financial Condition and Other Data:	At June 30, 2005	2004	2003	2002	2001
	(Dollars in thousands)				
Assets	$ 162,053	$ 160,030	$ 147,783	$ 132,281	$ 122,398
Cash and cash equivalents	5,243	3,275	4,012	2,932	2,598
Securities available for sale	7,256	7,106	7,537	4,414	2,535
Mortgage-backed securities available for sale	8,692	10,322	9,850	9,739	12,192
FHLB stock	2,353	2,251	2,163	1,927	1,826
Bank owned life insurance	3,147	3,017	--	--	--
Loans, net (1)	131,014	131,550	121,760	111,017	101,307
Deposits	92,732	87,853	85,953	79,773	71,172
FHLB advances	45,145	48,756	38,720	28,802	30,925
Shareholders' equity	22,959	22,309	21,710	20,145	19,332
Number of full-service offices	4	3	3	3	3

Selected Operations Data:	Year ended June 30, 2005	2004	2003	2002	2001
	(Dollars in thousands, except per share amounts)				
Interest income	$ 9,563	$ 9,643	$ 9,729	$ 9,497	$ 9,588
Interest expense	3,757	3,633	3,973	4,256	4,822
Net interest income	5,806	6,010	5,756	5,241	4,766
Provision for loan losses	661	351	190	120	110
Net interest income after provision for loan losses	5,145	5,659	5,566	5,121	4,656
Noninterest income	874	878	831	432	354
Noninterest expense	4,038	3,777	3,560	3,290	2,870
Income before income taxes	1,981	2,760	2,837	2,263	2,140
Income tax expense	691	975	963	788	738
Net income	$ 1,290	$ 1,785	$ 1,874	$ 1,475	$ 1,402
Basic earnings per share	$ 0.80	$ 1.13	$ 1.25	$ 0.99	$ 0.87
Diluted earnings per share	$ 0.79	$ 1.11	$ 1.21	$ 0.96	$ 0.87
Dividends per share (2)	$ 0.89	$ 0.83	$ 0.61	$ 0.47	$ 0.41

Selected Financial Ratios and Other Data:	At or for the year ended June 30,				
	2005	2004	2003	2002	2001
Performance Ratios:					
Return on assets (ratio of net income to average total assets)	0.80%	1.17%	1.33%	1.17%	1.17%
Return on equity (ratio of net income to average equity)	5.63	7.97	8.94	7.43	7.06
Interest rate spread (2)	3.46	3.63	3.70	3.55	3.16
Net interest margin (3)	3.86	4.11	4.28	4.29	4.11
Noninterest expense to average assets	2.51	2.47	2.52	2.60	2.40
Efficiency ratio (4)	59.88	55.25	53.57	57.99	56.24
Net interest income to noninterest expense (5)	145.37	159.14	163.31	159.30	166.06
Average interest-earning assets to average interest-bearing liabilities	1.16x	1.20x	1.20x	1.21x	1.23x
Equity Ratios:					
Average equity to average assets	14.26%	14.64%	14.85%	15.70%	16.63%
Shareholders' equity to total assets at end of period	14.17	13.94	14.69	15.23	15.79
Dividend payout ratio (6)	111.56	73.45	48.80	47.47	47.13
Asset Quality Ratios and Other Data:					
Nonperforming assets to average assets (7)	1.59	0.95	0.47	1.04	0.20
Nonperforming assets to total assets at end of period (7)	1.58	0.95	0.49	1.08	0.19
Nonperforming loans to gross loans (8)	1.65	1.10	0.54	1.17	0.23
Allowance for loan losses to gross loans (8)	0.46	0.43	0.45	0.45	0.45
Allowance for loan losses to nonperforming loans	27.77	39.51	83.36	38.10	197.61
Net charge-offs to average loans	0.48	0.25	0.12	0.08	0.06
Total nonperforming loans	$ 2,172,000	$ 1,450,000	$ 658,000	$ 1,311,000	$ 234,000
Total nonperforming assets	2,554,000	1,514,000	720,000	1,433,000	234,000

(1) Loans are shown net of loans in process, net deferred loan fees and costs and the allowance for loan losses.
(2) The interest rate spread represents the difference between the weighted average tax equivalent yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3) The net interest margin represents tax equivalent net interest income as a percent of average interest-earning assets.
(4) The efficiency ratio represents noninterest expense divided by the sum of tax equivalent net interest income and noninterest income, excluding security gains and losses.
(5) Net interest income includes tax equivalent adjustment of nontaxable securities.
(6) Dividends declared per share divided by basic earnings per share.
(7) Nonperforming assets consist of nonperforming loans and foreclosed assets. Nonperforming loans consist of all accruing loans 90 days or more past due and all nonaccrual loans.
(8) Gross loans are stated at the unpaid principal balances, net of loans in process.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following is management's analysis of the Corporation's consolidated financial condition and consolidated results of operations as of and for the year ended June 30, 2005, compared to prior years. This discussion is designed to provide a more comprehensive review of the operating results and financial position than could be obtained from an examination of the consolidated financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data included elsewhere in this report.

The Corporation provides financial services through its main and branch offices in Coshocton, Ohio, and its branch offices in West Lafayette and Mount Vernon, Ohio. Its primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, nonresidential mortgage, commercial and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate.

Forward Looking Statements

When used in this Annual Report, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from those anticipated or projected.

The Corporation is not aware of any trends, events or uncertainties that will have or are reasonably likely to have a material effect on its liquidity, capital resources or operations except as discussed herein. The Corporation is not aware of any current recommendations by regulatory authorities that would have such an effect if implemented.

The Corporation does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Financial Condition

Total assets at June 30, 2005 were $162.0 million, compared to $160.0 million at June 30, 2004, an increase of $2.0 million, or 1.3%. The increase in total assets was primarily in cash and cash equivalents, which was funded by an increase in deposits.

Securities available for sale increased from $7.1 million at June 30, 2004 to $7.3 million at June 30, 2005 due to changes in the fair value of securities as no purchases, maturities or sales occurred during 2005. Mortgage-backed securities, which totaled $8.7 million at June 30, 2005, decreased $1.6 million from $10.3 million at June 30, 2004 due to principal paydowns.

Loan balances declined by $526,000 in 2005. This decline was primarily the result of a decrease in real estate construction and consumer loans and the sale of the credit card portfolio.

Total deposits increased $4.8 million from $87.9 million at June 30, 2004 to $92.7 million at June 30, 2005. The Corporation had increases of $5.9 million in certificates of deposit and IRAs, and $7.6 million in savings accounts. The increase in certificates of deposit and IRA accounts resulted from the Corporation being more aggressive in its pricing, while the growth in savings is the result of a new product offering. The increase was partially offset by a decrease in negotiable order of withdrawal ("NOW") and money market accounts of $8.0 million and a decrease of $588,000 in noninterest-bearing demand accounts. Generating deposit growth was a priority for the Corporation to continue to grow its balance sheet. Certificates of deposit, as a percent of total deposits, increased slightly from 46.7% at June 30, 2004 to 50.5% at June 30, 2005. Almost all certificates of deposit issued by the Bank mature in less than five years.

Federal Home Loan Bank advances totaled $45.1 million at June 30, 2005, compared to $48.8 million at June 30, 2004. At June 30, 2005, Federal Home Loan Bank advances consisted of $17.0 million of long-term convertible fixed-rate advances, $15.6 million of fixed-rate advances maturing during the next three to five years, $9.5 million of long-term amortizing select payment mortgage matched advances and $3.0 million in a 2 year prime based variable advance. The convertible long-term advances have a fixed rate for a specified number of years and then convert to an adjustable rate at the option of the Federal Home Loan Bank. If the convertible option is exercised, the advance may be prepaid at any time without penalty.

Total shareholders' equity increased from $22.3 million at June 30, 2004 to $23.0 million at June 30, 2005. The increase resulted primarily from the exercise of 26,806 stock options and an increase in market value of the Corporation's available-for-sale securities, partially offset by repurchases of the Corporation's stock.

Contractual Obligations, Commitments, Contingent Liabilities and Off-Balance Sheet Arrangements

The following table presents, as of June 30, 2005, significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar carrying value adjustments.

	Year Ended June 30, (Dollars in thousands)					
	2006	2007	2008	2009	2010	Thereafter
Deposits without maturity	$ 45,867	$ –	$ –	$ –	$ –	$ –
Certificates of deposit	19,916	20,328	5,064	590	964	4
FHLB advances	5,063	10,073	6,380	8,808	7,056	7,765

Note 13 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit and employment agreements with certain executive officers.

At June 30, 2005, the Corporation had no unconsolidated subsidiaries other than its interest in CCTA, and no related special purpose entities, nor did the Corporation engage in derivatives or hedging contracts, such as interest rate swaps, that may expose the Corporation to liabilities greater than the amounts recorded on the consolidated balance sheet.

Results of Operations

The operating results of the Corporation are affected by general economic conditions, the monetary and fiscal policies of federal agencies and the regulatory policies of agencies that regulate financial institutions. The Corporation's cost of funds is influenced by interest rates on competing investments and general market rates of interest. Lending activities are influenced by the demand for real estate loans and other types of loans, which in turn is affected by the interest rates at which such loans are made, general economic conditions and the availability of funds for lending activities.

The Corporation's net income primarily depends upon its net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and securities, and interest expense incurred on interest-bearing liabilities, such as deposits and borrowings. The level of net interest income is dependent upon the interest rate environment and the volume and composition of interest-earning assets and interest-bearing liabilities. Net income is also affected by provisions for loan losses, fee income, gains on the sale of assets, other income, noninterest expense and income taxes.

Comparison of Results of Operations for the Years Ended June 30, 2005 and June 30, 2004

Net Income. The Corporation's net income for the year ended June 30, 2005 was $1,290,000, compared to $1,785,000 for the year ended June 30, 2004, a decrease of $495,000 or 27.7%. The decrease in net income was the result of a decrease in net interest income and increases in noninterest expense and provision for loan losses, which were partially offset by a decrease in income tax expense.

Net Interest Income. Net interest income totaled $5,806,000 for the year ended June 30, 2005, compared to $6,010,000 for the year ended June 30, 2004, a decrease of $204,000, or 3.4%. The change in net interest income is attributable to the decline in net interest margin more than offsetting the increase in average earning assets.

Interest earned on securities totaled $648,000 for both for years ended June 30, 2004 and June 30, 2005. A slight increase in the average balance offset the decline in yield.

Total interest expense increased $124,000 for the year ended June 30, 2005, compared to the year ended June 30, 2004. This increase was the result of an increase in the average balance of deposits and Federal Home Loan Bank advances.

Interest paid on deposits increased $112,000 for the year ended June 30, 2005, compared to the year ended June 30, 2004. The average interest rate paid on deposits increased 4 basis points from 2004. Interest on FHLB advances and other borrowings totaled $1,910,000 for the year ended June 30, 2005, compared to $1,898,000 for the year ended June 30, 2004, an increase of $12,000. The effect of the 30 basis point decline in the average rate on FHLB advances was more than offset by the increase in the average balance.

Market conditions during the fiscal year continued to be somewhat mixed as short-term rates rose and long-term rates remained flat which resulted in the flattening of the yield curve. This has resulted in some margin compression as deposit rates which tend to follow short-term rates increased during 2005 while loan rates which tend follow long-term rates remained relatively unchanged.

Allowance and Provision for Loan Losses. The Corporation maintains an allowance for loan losses in an amount that, in management's judgment, is adequate to absorb probable losses in the loan portfolio. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors, including the performance of the Corporation's loan portfolio, the economy, changes in real estate values and interest rates. The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level that is considered adequate to absorb probable losses in the loan portfolio. The amount of the provision is based on management's quarterly review of the loan portfolio and consideration of such factors as historical loss experience, general prevailing economic conditions, changes in the size and composition of the loan portfolio and specific borrower considerations, including the ability of the borrower to repay the loan and the estimated value of the underlying collateral.

The provision for loan losses for the years ended June 30, 2005 and June 30, 2004 totaled $661,000 and $351,000, respectively. The allowance for loan losses totaled $603,000, or 0.46% of gross loans, at June 30, 2005, compared to $573,000, which was 0.43% of gross loans, at June 30, 2004. Nonperforming loans have increased from $1.5 million at June 30, 2004 to $2.2 million at June 30, 2005. Net charge-offs increased to 0.48% of average loans in 2005. Because the economy in Ohio, and particularly in Coshocton County, was sluggish and the unemployment rate in Coshocton County was one of the highest in the State of Ohio, the Corporation experienced increases in problem loans and loan charge-offs, resulting in an increase in the provision for loan losses by $310,000 over 2004.

Noninterest Income. Noninterest income includes service fees, securities gains and losses, loan sale gains, earnings from CCTA and other miscellaneous income. For the year ended June 30, 2005, noninterest income totaled $874,000 compared to $878,000 for the year ended June 30, 2004. The Corporation recognized gains of $64,000 associated with the sale of $2,188,000 in mortgage loans to the Federal Home Loan Mortgage Corporation. Selling loans on the secondary market enables the Corporation to manage interest rate risk by reducing the Corporation's investment in long-term fixed-rate mortgages while still providing this product to its customers. The Corporation also realized a gain of $35,000 on the sale of the credit card loan portfolio. The Corporation recognized $126,000 of distributed earnings from its 33% ownership of CCTA in 2005 compared to $221,000 in 2004 due to a slowdown of mortgage loan originations. In 2004, the Corporation realized a gain on the sale of securities available for sale of $115,000 which was not repeated in 2005. Earnings from the Corporation's bank owned life insurance increased because the policies were in place for the entire 2005 year while 2004 included only two months of income.

Noninterest Expense. Noninterest expense increased $261,000, or 6.9%, for the year ended June 30, 2005, compared to the year ended June 30, 2004. The increase in noninterest expense was mostly due to an increase in salaries and employee benefits, occupancy and equipment expense, legal, audit and supervisory exam fees and computer processing.

Salaries and employee benefits expense increased $118,000, or 5.1%. The increase was the result of normal annual merit increases and additional staff primarily for the Corporation's new branch in Mount Vernon, an increase in the cost of health insurance of $25,000 and additional expense recognized for the Corporation's ESOP of $5,000 because of the increase in the Corporation's average stock price compared to last year. Occupancy and equipment expense increased $35,000, or 11.6%, as a result of increases in depreciation and other occupancy expense related to the Mount Vernon branch. The increase in computer processing was due to additional features. Legal, audit and supervisory exam fees increased due to engaging an outside firm to perform internal audit services and assist with Sarbanes Oxley compliance. As a result of the stock splits, the number of record holders was reduced below 300, enabling the Corporation to terminate the registration of, or deregister, its shares under the Securities Exchange Act of 1934. It is anticipated that the deregistration will reduce legal, audit and supervisory exam fees in the future.

Income Tax Expense. The volatility of income tax expense is primarily attributable to the change in income before income taxes. Income tax expense totaled $691,000 for the year ended June 30, 2005, compared to $975,000 for the year ended June 30, 2004. The effective tax rate was 34.9% for the year ended June 30, 2005, compared to 35.3% for the year ended June 30, 2004. The decrease in the effective rate is primarily due to investing in bank owned life insurance.

Comparison of Results of Operations for the Years Ended June 30, 2004 and June 30, 2003

Net Income. The Corporation's net income for the year ended June 30, 2004 was $1,785,000, compared to $1,874,000 for the year ended June 30, 2003, a decrease of $88,000, or 4.7%. The decrease in net income was primarily the result of increases in noninterest expense and the provision for loan losses, which were partially offset by an increase in net interest income and noninterest income.

Net Interest Income. Net interest income totaled $6,010,000 for the year ended June 30, 2004, compared to $5,755,000 for the year ended June 30, 2003, an increase of $255,000, or 4.4%. The change in net interest income is attributable to the growth in average interest-earning assets more than offsetting the decline in net interest margin. Yields on interest-earning assets and the cost of funding those assets were both down significantly due to the continued low interest rate environment.

The increase in interest income was due primarily to a higher average balance of loans, partially offset by a decrease in the average yield earned on loans. The yield on loans declined 62 basis points from the 2003 yield.

Interest earned on securities totaled $648,000 for the year ended June 30, 2004, compared to $763,000 for the year ended June 30, 2003. The decrease was primarily the result of a decrease in the yield earned on securities.

Total interest expense decreased $341,000 for the year ended June 30, 2004, compared to the year ended June 30, 2003. This decrease was the result of a decrease in the average rate paid on deposits and Federal Home Loan Bank advances, partially offset by an increase in average balances of interest-bearing deposits and Federal Home Loan Bank advances. These liabilities were utilized to fund loan growth during the year.

Interest paid on deposits decreased $392,000 for the year ended June 30, 2004, compared to the year ended June 30, 2003. The average interest rate paid on deposits declined 61 basis points from 2003 which more than offset the increase in the average balance of deposits. Interest on FHLB advances and other borrowings totaled $1,898,000 for the year ended June 30, 2004, compared to $1,847,000 for the year ended June 30, 2004, an increase of $51,000. The effect of the 63 basis point decline in the average rate on FHLB advances was more than offset by the increase in the average balance.

Allowance and Provision for Loan Losses. The provision for loan losses for the years ended June 30, 2004 and June 30, 2003 totaled $351,000 and $190,000, respectively. The allowance for loan losses totaled $573,000, or 0.43% of gross loans, at June 30, 2004, compared to $549,000, which was 0.45% of gross loans, at June 30, 2003. Nonperforming loans increased from $658,000 at June 30, 2003 to $1.3 million at June 30, 2004 primarily due to the addition of one large commercial business loan. Net charge-offs increased to 0.25% of average loans in 2004 but still remain at modest levels. The Corporation experienced a charge-off of $112,000 for the year ended June 30, 2004, related to a commercial loan in bankruptcy.

Noninterest Income. Noninterest income includes service fees, securities gains and losses, loan sale gains, earnings from CCTA and other miscellaneous income. For the year ended June 30, 2004, noninterest income totaled $878,000 compared to $831,000 for the year ended June 30, 2003. The Corporation recognized gains of $48,000 associated with the sale of $1.8 million in mortgage loans to the Federal Home Loan Mortgage Corporation. Selling loans on the secondary market enables the Corporation to manage interest rate risk by reducing the Corporation's investment in long-term fixed-rate mortgages while still providing this product to its customers. The Corporation recognized $221,000 of distributed earnings from its 33% ownership of CCTA in 2004 as a result of the continued refinancing boom that continued through most of 2004. If interest rates continue to rise, refinancings may decrease, which will likely result in reduced income to the Corporation from CCTA. During the year, the Corporation recognized gains of $114,000 from the sale of mortgage-backed securities. The mortgage-backed securities were sold to capture gains in the portfolio that would decline as interest rates increased. The proceeds from the sale were reinvested in mortgage-backed securities with similar average lives.

Noninterest expense. Noninterest expense increased $217,000, or 6.1%, for the year ended June 30, 2004, compared to the year ended June 30, 2003. The increase in noninterest expense was mostly due to an increase in salaries and employee benefits, computer processing and other expenses.

Salaries and employee benefits expense increased $135,000, or 6.2%. The increase was the result of normal annual merit increases and additional staff, and additional expense recognized for the Corporation's ESOP of $141,000 because of the increase in the Corporation's average stock price compared to the prior year. The majority of the awarded RRP shares became fully vested in the early part of fiscal 2004 and resulted in less expense in 2004 and mitigated some of the other increases to salaries and employee benefits. The increase in computer processing was due to the addition of online banking in the fall of 2003. This new delivery channel to customers has been successful with more than 20% of demand deposit customers signing up for the service, which is being offered currently with no monthly service charge for online banking only. Other expense increased in 2004 primarily due to increases in ATM usage fees and advertising costs. Noninterest expenses such as salaries and employee benefits, office occupancy and data processing will see future increases in conjunction with the opening of the new branch in Mount Vernon as well as normal growth of the Corporation.

Income Tax Expense. The volatility of income tax expense is primarily attributable to the change in income before income taxes. Income tax expense totaled $975,000 for the year ended June 30, 2004, compared to $964,000 for the year ended June 30, 2003. The effective tax rate was 35.3% for the year ended June 30, 2004, compared to 34.0% for the year ended June 30, 2003. The increase in the effective rate is primarily due to the impact of the Corporation's higher average stock price on the Corporation's stock-based benefit plans.

Yields Earned and Rates Paid

The following table sets forth certain information relating to the Corporation's average balance sheet and reflects the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of interest-earning assets or interest-bearing liabilities for the periods presented. Average balances are derived from month-end balances.

	Year ended June 30,								
	2005			2004			2003		
	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate	Average outstanding balance	Interest earned/ paid	Yield/ rate
	(Dollars in thousands)								
Interest-earning assets:									
Loans [1]	$ 132,648	$ 8,811	6.64%	$ 128,901	$ 8,907	6.91%	$ 117,843	$ 8,875	7.53%
Securities available for sale[2]	1,995	52	2.61	1,971	54	2.78	2,051	68	3.37
Mortgage-backed securities available for sale[2]	9,615	387	3.98	9,333	383	4.15	9,007	499	5.74
Nontaxable securities available for sale[2]	5,258	272	5.37	5,312	273	5.38	5,129	254	5.12
FHLB stock and other	2,713	104	3.84	2,530	88	3.46	2,408	90	3.75
Total interest-earning assets	152,229	9,626	6.33	148,047	9,705	6.57	136,438	9,786	7.20
Noninterest-earning assets	8,594			4,935			4,685		
Total assets	$ 160,823			$ 152,982			$ 141,123		
Interest-bearing liabilities:									
Demand deposits	$ 26,925	311	1.16	$ 23,650	217	0.92	$ 21,960	332	1.51
Savings accounts	13,510	143	1.06	13,161	102	0.78	12,915	155	1.20
Certificates of deposit	42,764	1,393	3.26	42,673	1,415	3.32	41,378	1,639	3.96
Total interest-bearing deposits	83,199	1,847	2.22	79,484	1,734	2.18	76,253	2,126	2.79
FHLB advances and other borrowings	47,627	1,910	4.01	44,087	1,898	4.31	37,352	1,847	4.94
Total interest-bearing liabilities	130,826	3,757	2.87	123,571	3,632	2.94	113,605	3,973	3.50
Noninterest-bearing liabilities	7,062			7,020			6,562		
Total liabilities	137,888			130,591			120,167		
Equity	22,935			22,391			20,956		
Total liabilities and equity	$ 160,823			$ 152,982			$ 141,123		
Net interest income; interest-rate spread[3]		$ 5,869	3.46%		$ 6,073	3.63%		$ 5,813	3.70%
Net earning assets	$ 21,403			$ 24,476			$ 22,833		
Net interest margin[4]			3.86%			4.11%			4.28%
Average interest-earning assets to interest-bearing liabilities	1.16x			1.20x			1.20x		

(1) Net of net deferred loan fees and costs and loans in process. Nonaccruing loans have been included in the table as loans carrying a zero yield.
(2) Includes unrealized gains and losses. Yield is based on amortized cost. The yield on nontaxable securities has been computed on a fully tax equivalent basis. As a result, interest income on nontaxable securities has been increased by $63,000 from the financial statement balance.
(3) Represents the difference between the yield on interest-earning assets and the cost of interest-bearing liabilities.
(4) Represents net interest income divided by average interest-earning assets.

The table below describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected the Corporation's interest income and expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in volume (multiplied by prior year rate), (2) changes in rate (multiplied by prior year volume) and (3) total changes in rate and volume. The combined effects of changes in both volume and rate that are not separately identified have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended June 30,					
	2005 vs. 2004			2004 vs. 2003		
	Increase (decrease) due to			Increase (decrease) due to		
	Volume	Rate	Total	Volume	Rate	Total
			(In thousands)			
Interest income attributable to:						
Loans	$ 254	$(350)	$ (96)	$ 796	$ (764)	$ 32
Securities available for sale	1	(3)	(2)	(2)	(12)	(14)
Mortgage-backed securities available for sale	20	(16)	4	30	(146)	(116)
Tax-exempt securities	--	(1)	(1)	6	13	19
FHLB stock and other	6	10	16	4	(6)	(2)
Total interest-earning assets	$ 281	$ (360)	(79)	$ 834	$ (915)	(81)
Interest expense attributable to:						
Demand deposits	$ 33	$ 61	94	$ 24	$ (139)	(115)
Savings accounts	3	38	41	3	(56)	(53)
Certificates of deposit	3	(25)	(22)	50	(274)	(224)
FHLB advances and other borrowings	147	(135)	12	308	(257)	51
Total interest-bearing liabilities	$ 186	$ (61)	125	$ 385	$ (726)	(341)
Net interest income			$ (204)			$ 260

Asset and Liability Management

One of the Corporation's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Corporation's subsidiary bank has sought to reduce exposure of its earnings to changes in market interest rates by managing asset and liability maturities and interest rates primarily through the maintenance of a high level of investments in short-term assets, including one- and three-year adjustable-rate mortgage loans ("ARMs"). As part of its effort to monitor and manage interest rate risk, the Bank uses the "economic value of equity" ("EVE") methodology to illustrate the Bank's interest rate risk.

Generally, EVE is the discounted present value of the difference between incoming cash flows on interest-earning and other assets and outgoing cash flows on interest-bearing and other liabilities. The application of the methodology attempts to quantify interest rate risk as the change in the EVE that would result from a theoretical basis point (100 basis point equals 1.00%) change in market interest rates.

Presented below, as of June 30, 2005, is an analysis of the Bank's interest rate risk as measured by changes in EVE for instantaneous and sustained parallel shifts of 100 basis points in market interest rates. As illustrated in the table, the Bank's EVE is more sensitive to an increasing interest rate environment. The result principally occurs because, as rates rise, borrowers typically do not prepay loans as quickly as they do when interest rates are declining. Thus, in a rising interest-rate environment, the amount of interest the Bank would receive on its loans would increase relatively slowly as loans are repaid and new loans are made at higher rates. However, the interest the Bank would pay on its deposit products would increase more rapidly because the deposit portfolio generally has shorter periods to repricing.

	Economic Value of Equity			EVE as % of Portfolio Value Of Assets	
Change in Rates	$ Amount	$ Change	% Change	EVE Ratio	Basis Point Change
	(Dollars in thousands)				
200	$ 13,368	$ (1,000)	(7.0)%	8.64%	(35) bp
100	13,817	(551)	(3.8)	8.79	(20)
Static	14,368	---	---	8.99	---
(100)	14,827	459	3.2	9.14	15
(200)	15,011	643	4.5	9.13	14

As with any method of measuring interest rate risk, certain shortcomings are inherent in the EVE approach. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, expected rates of prepayment on loans and mortgage-back securities and early withdrawal levels from certificates of deposit would likely deviate significantly from those assumed in making risk calculations.

Liquidity and Capital Resources

The Corporation's liquidity, primarily represented by cash and cash equivalents, is a result of its operating, investing and financing activities. These activities are summarized below for the years ended June 30, 2005, 2004 and 2003.

	Year Ended June 30,		
	2005	2004	2003
	(Dollars in thousands)		
Net income	$ 1,290	$ 1,785	$ 1,874
Adjustments to reconcile net income to net cash from operating activities	1,007	1,208	620
Net cash from operating activities	2,297	2,993	2,494
Net cash from investing activities	(188)	(14,362)	(16,360)
Net cash from financing activities	(141)	10,632	14,946
Net change in cash and cash equivalents	1,968	(737)	1,080
Cash and cash equivalents at beginning of period	3,275	4,012	2,932
Cash and cash equivalents at end of period	$ 5,243	$ 3,275	$ 4,012

The Corporation's principal sources of funds are deposits, loan repayments, maturities of securities and other funds provided by operations. The Corporation also has the ability to borrow from the FHLB. While scheduled loan repayments and maturing securities are relatively predictable, deposit flows and early loan and mortgage-backed securities prepayments are more influenced by interest rates, general economic conditions and competition. The Corporation maintains investments in liquid assets based upon management's assessment of (1) need for funds, (2) expected deposit flows, (3) yields available on short-term liquid assets and (4) objectives of the asset/liability management program. It is not anticipated that the current rising interest rate environment will significantly affect the liquidity position of the Bank. However, if necessary, the Bank can sell any of its investments so as to increase its liquidity position.

The Bank is required by regulations to meet certain minimum capital requirements. Current capital requirements call for tangible capital of 1.5% of adjusted total assets, core capital (which, for the Bank, consists solely of tangible capital) of 3.0% to 4.0% of adjusted total assets (depending on the Bank's examination rating) and risk-based capital (which, for the Bank, consists of core capital and general valuation allowances) of 8.0% of risk-weighted assets (assets are weighted at percentage levels ranging from 0% to 100% depending on their relative risk).

The following table summarizes regulatory capital requirements and the Bank's actual capital at June 30, 2005.

	Actual Capital		Current Requirement		Excess of Actual Capital Over Current Requirement		Applicable
	Amount	Percent	Amount	Percent	Amount	Percent	Asset Total
	(Dollars in thousands)						
Tangible capital	$ 16,463	10.2%	$ 2,426	1.5%	$ 14,037	8.7%	$161,707
Core capital	16,463	10.2	6,468	4.0	9,995	6.2	161,707
Core risk-based capital	16,463	15.5	4,236	4.0	12,227	11.5	105,903
Total risk-based capital	17,066	16.1	8,472	8.0	8,594	8.1	105,903

Impact of New Accounting Standards

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued statement 123R, *Share-Based Payment* (FAS 123R). The revised statement replaces existing requirements under Statement No. 123, *Accounting for Stock-Based Compensation* and APB Opinion 25, *Accounting for Stock Issued to Employees.* The FASB concluded that the fair-value-based method of accounting is appropriate for share-based employee compensation, which includes stock options. Under FAS 123R, there are two methods of transition. The modified prospective method applies to new awards granted after the effective date and unvested portions of awards granted in prior years. A company recognizes compensation expense from the beginning of the period in which the recognition provisions are first applied "as if" fair-value accounting had been used to account for all employee awards granted or modified in fiscal years beginning after December 15, 1994 (which was the original effective date of Statement 123). The modified retrospective method recognizes employee compensation cost for prior periods presented using compensation expense consistent with the pro forma disclosures previously required by Statement 123 for those periods. This method may be applied to all years for which Statement 123 was effective. For all prior years where Statement 123 was effective but not recognized in the comparative financial statements, the beginning balances of paid-in capital, deferred taxes and retained earnings for the earliest year presented are adjusted to reflect the results of modified retrospective application. FAS 123R is effective for the Corporation July 1, 2006.

In December 2003, the American Institute of Certified Public Accountants' (AICPA) Accounting Standards Executive Committee (AcSEC) issued Statement of Position ("SOP") 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer.* AcSEC began this project to address practice issues with the purchase of troubled loans and the treatment of the allowance for loan losses in an acquisition. This SOP applies only to "problem" loans that are defined as loans: (1) that have been acquired, (2) that have evidence of credit deterioration, and (3) that the purchaser does not expect to collect all contractual cash flows. Deterioration may be evidenced by sources, such as Fair Isaac & Co. (FICO) scores or another automated rating process for credit reports, downgrading, decline in value of collateral, or past-due status. Such loans might be purchased individually, identified within a purchase of a pool or purchased as part of a business combination.

For those loans within the scope (i.e., problem loans), this statement clarifies that a buyer cannot carry over the seller's allowance for loan losses for the acquisition of loans with credit deterioration. This is consistent with recent conclusions by the FASB in its business combination project. FASB is addressing the broader issue of whether to carryover the seller's allowance by a purchaser in a business combination. As part of its purchase method procedures project, FASB has concluded it is not appropriate to carry over the seller's allowance in a business combination. For purchases of problem loans, the buyer must estimate cash flows and recognize only income based on expected cash flows. The statement is effective for loans acquired in fiscal years beginning after December 15, 2004.

Critical Accounting Policies and Estimates

The accounting and reporting policies of the Corporation are in accordance with accounting principles generally accepted within the United States of America and conform to general practices within the banking industry. Accounting and reporting policy for the allowance for loan losses is deemed critical since it involves the use of estimates and requires significant management judgments. Application of assumptions different than those used by management could result in material changes in the Corporation's financial position or results of operations. Note 1 (Summary of Significant Accounting Policies) and Note 3 (Loans), as described in the notes to the financial statements, provide detail with regard to the Corporation's methodology and reporting of the allowance for loan losses.



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Home Loan Financial Corporation
Coshocton, Ohio

We have audited the accompanying consolidated balance sheets of Home Loan Financial Corporation as of June 30, 2005 and 2004, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Home Loan Financial Corporation as of June 30, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2005 in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Cleveland, Ohio
July 22, 2005

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEETS
June 30, 2005 and 2004

	2005	2004
ASSETS		
Cash and due from financial institutions	$ 2,367,997	$ 3,034,819
Interest-bearing deposits in other financial institutions	2,874,895	240,366
Total cash and cash equivalents	5,242,892	3,275,185
Interest bearing time deposits	500,761	–
Securities available for sale	7,256,203	7,105,703
Mortgage-backed securities available for sale	8,691,644	10,321,735
Federal Home Loan Bank stock	2,352,700	2,250,700
Loans, net of allowance of $602,938 and $573,115 in 2005 and 2004	131,013,785	131,549,778
Premises and equipment, net	2,228,933	1,380,927
Accrued interest receivable	815,055	719,141
Bank owned life insurance	3,147,036	3,016,864
Other assets	803,827	410,239
Total assets	$ 162,052,836	$ 160,030,272
LIABILITIES		
Deposits	$ 92,732,451	$ 87,853,639
Federal Home Loan Bank advances	45,144,836	48,756,389
Accrued interest payable	564,501	503,994
Accrued expenses and other liabilities	651,862	606,824
Total liabilities	139,093,650	137,720,846
SHAREHOLDERS' EQUITY		
Preferred stock, no par value, 500,000 shares authorized, none outstanding	–	–
Common stock, no par value, 9,500,000 shares authorized, 2,248,250 shares issued	–	–
Additional paid-in capital	14,745,661	14,508,999
Retained earnings	14,463,377	14,722,513
Unearned employee stock ownership plan shares	(492,319)	(773,982)
Unearned recognition and retention plan shares	(165,809)	(189,779)
Treasury stock, at cost, 548,337 shares in 2005 and 566,543 shares in 2004	(5,668,771)	(5,818,102)
Accumulated other comprehensive income	77,047	(140,223)
Total shareholders' equity	22,959,186	22,309,426
Total liabilities and shareholders' equity	$ 162,052,836	$ 160,030,272

See accompanying notes to consolidated financial statements.

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
Years ended June 30, 2005, 2004 and 2003

	2005	2004	2003
Interest income			
Loans, including fees	$ 8,811,006	$ 8,906,834	$ 8,875,069
Taxable securities	438,728	437,892	566,463
Nontaxable securities	209,242	210,212	196,924
Dividends on Federal Home Loan Bank stock and other	104,269	87,944	90,349
Total interest income	9,563,245	9,642,882	9,728,805
Interest expense			
Deposits	1,846,845	1,734,469	2,126,418
Federal Home Loan Bank advances	1,910,080	1,898,129	1,846,922
Total interest expense	3,756,925	3,632,598	3,973,340
Net interest income	5,806,320	6,010,284	5,755,465
Provision for loan losses	661,000	351,000	190,000
Net interest income after provision for loan losses	5,145,320	5,659,284	5,565,465
Noninterest income			
Service charges and other fees	408,818	392,075	308,223
Securities gains, net	--	114,843	--
Net gains on sales of loans	98,722	47,930	192,388
Earnings from Coshocton County Title Agency	125,561	221,166	222,691
Bank owned life insurance	130,172	16,864	--
Other	110,577	84,869	107,891
Total noninterest income	873,850	877,747	831,193
Noninterest expense			
Salaries and employee benefits	2,430,168	2,312,352	2,177,710
Occupancy and equipment	336,807	301,917	315,273
State franchise taxes	187,772	173,910	171,483
Computer processing	266,217	244,411	204,317
Legal, audit and supervisory exam fees	209,598	184,339	188,252
Director fees	92,040	92,274	87,690
Other	514,951	467,579	414,676
Total noninterest expense	4,037,553	3,776,782	3,559,401
Income before income taxes	1,981,617	2,760,249	2,837,257
Income tax expense	691,200	974,821	963,600
Net income	$ 1,290,417	$ 1,785,428	$ 1,873,657
Basic earnings per common share	$ 0.80	$ 1.13	$ 1.25
Diluted earnings per common share	$ 0.79	$ 1.11	$ 1.21

See accompanying notes to consolidated financial statements.

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Years ended June 30, 2005, 2004 and 2003

	2005	2004	2003
Net income	$ 1,290,417	$ 1,785,428	$ 1,873,657
Other comprehensive income			
Unrealized holding gains and (losses) on securities available for sale	329,194	(770,502)	388,624
Less reclassification adjustment for gains later recognized in income	–	(114,843)	–
Net unrealized gains and (losses)	329,194	(885,345)	388,624
Tax effect	(111,924)	301,017	(132,132)
Total other comprehensive income (loss)	217,270	(584,328)	256,492
Comprehensive income	$ 1,507,687	$ 1,201,100	$ 2,130,149

See accompanying notes to consolidated financial statements.

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended June 30, 2005, 2004 and 2003

	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Unearned RRP Shares	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance at July 1, 2002	$ 14,100,870	$ 13,831,012	$ (1,354,006)	$ (434,692)	$ (6,186,296)	$ 187,613	$ 20,144,501
Net income	--	1,873,657	--	--	--	--	1,873,657
Cash dividend - $ 0.61 per share	--	(926,309)	--	--	--	--	(926,309)
Commitment to release 27,110 ESOP shares	25,541	59,728	286,572	--	--	--	371,841
Compensation expense and tax benefit with respect to RRP	28,558	(3,692)	--	178,480	--	--	203,346
Purchase of 44,697 treasury shares	--	--	--	--	(592,160)	--	(592,160)
Exercise of 47,580 stock options and related tax benefit	11,942	(320,340)	--	--	687,481	--	379,083
Change in fair value of securities available for sale, net of tax effects	--	--	--	--	--	256,492	256,492
Balance at June 30, 2003	$ 14,166,911	$ 14,514,056	$ (1,067,434)	$ (256,212)	$ (6,090,975)	$ 444,105	$ 21,710,451

(Continued)

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
Years ended June 30, 2005, 2004 and 2003

	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Unearned RRP Shares	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance at July 1, 2003	$ 14,166,911	$ 14,514,056	$ (1,067,434)	$ (256,212)	$ (6,090,975)	$ 444,105	$ 21,710,451
Net income	--	1,785,428	--	--	--	--	1,785,428
Cash dividend - $ 0.83 per share	--	(1,309,537)	--	--	--	--	(1,309,537)
Commitment to release 27,761 ESOP shares	219,571	--	293,452	--	--	--	513,023
Compensation expense and tax benefit with respect to RRP	51,242	202	--	66,433	--	--	117,877
Purchase of 20,000 treasury shares	--	--	--	--	(377,533)	--	(377,533)
Exercise of 49,762 stock options and related tax benefit	71,275	(267,636)	--	--	650,406	--	454,045
Change in fair value of securities available for sale, net of tax effects	--	--	--	--	--	(584,328)	(584,328)
Balance at June 30, 2004	$ 14,508,999	$ 14,722,513	$ (773,982)	$ (189,779)	$ (5,818,102)	$ (140,223)	$ 22,309,426

(Continued)

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)
Years ended June 30, 2005, 2004 and 2003

	Additional Paid-In Capital	Retained Earnings	Unearned ESOP Shares	Unearned RRP Shares	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total
Balance at July 1, 2004	$ 14,508,999	$ 14,722,513	$ (773,982)	$ (189,779)	$ (5,818,102)	$ (140,223)	$ 22,309,426
Net income	--	1,290,417	--	--	--	--	1,290,417
Cash dividend - $.8925 per share	--	(1,447,143)	--	--	--	--	(1,447,143)
Commitment to release 26,273 ESOP shares	236,662	--	281,663	--	--	--	518,325
Compensation expense with respect to RRP	--	8,373	--	23,970	--	--	32,343
Purchase of 8,600 treasury shares	--	--	--	--	(168,990)	--	(168,990)
Exercise of 26,806 stock options	--	(110,783)	--	--	318,321	--	207,538
Change in fair value of securities available for sale, net of tax effects	--	--	--	--	--	217,270	217,270
Balance at June 30, 2005	$ 14,745,661	$ 14,463,377	$ (492,319)	$ (165,809)	$ (5,668,771)	$ 77,047	$ 22,959,186

See accompanying notes to consolidated financial statements.

HOME LOAN FINANCIAL CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities			
Net income	$ 1,290,417	$ 1,785,428	$ 1,873,657
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation	169,559	164,115	154,650
Securities amortization and accretion	61,070	84,122	18,203
Interest bearing time deposit accretion	(1,553)	--	--
Provision for loan losses	661,000	351,000	190,000
FHLB stock dividends	(102,000)	(87,800)	(89,100)
Securities gains	--	(114,843)	--
Loss on disposal of premises and equipment	--	--	16,523
Gain on sale of real estate owned	(5,574)	--	(2,860)
Increase in cash surrender value of Bank owned life insurance	(130,172)	(16,864)	--
Compensation expense on ESOP shares	518,325	513,023	371,841
Compensation expense on RRP shares	32,343	66,635	174,788
Deferred taxes	42,019	43,010	81,619
Net change in:			
Accrued interest receivable and other assets	(170,097)	235,028	(287,889)
Accrued expenses and other liabilities	(48,401)	(30,036)	15,903
Deferred loan fees	(19,875)	(14)	(22,918)
Net cash from operating activities	2,297,061	2,992,804	2,494,417
Cash flows from investing activities			
Securities available for sale:			
Proceeds from maturities	--	2,000,000	--
Purchases	--	(2,000,400)	(5,095,835)
Mortgage-backed securities available for sale:			
Proceeds from maturities and principal paydowns	1,747,718	4,075,508	4,981,911
Proceeds from sale	--	2,403,772	--
Purchases	--	(7,373,909)	(5,142,188)
Interest bearing time deposits:			
Purchases	(499,208)	--	--
Net change in loans	(872,592)	(10,154,338)	(10,972,411)
Purchase of FHLB stock	--	--	(146,700)
Proceeds from disposition of premises and equipment	--	--	34,187
Premises and equipment expenditures	(1,017,565)	(326,672)	(145,138)
Proceeds from sale of real estate owned	453,629	13,713	--
Purchase of Bank owned life insurance	--	(3,000,000)	125,701
Net cash from investing activities	(188,018)	(14,362,326)	(16,360,473)
Cash flows from financing activities			
Net change in deposits	4,878,812	1,900,603	6,179,949
Net change in short-term FHLB advances	(3,950,000)	3,950,000	--
Proceeds from long-term FHLB advances	4,004,500	17,000,000	14,527,000
Maturities and repayments of long-term FHLB advances	(3,666,053)	(10,913,993)	(4,608,953)
Cash dividends paid	(1,447,143)	(1,309,537)	(926,309)
Proceeds from exercise of stock options	207,538	382,770	367,141
Purchase of treasury shares	(168,990)	(377,533)	(592,160)
Net cash from financing activities	(141,336)	10,632,310	14,946,668
Net change in cash and cash equivalents	1,967,707	(737,212)	1,080,612
Cash and cash equivalents at beginning of year	3,275,185	4,012,397	2,931,785
Cash and cash equivalents at end of year	$ 5,242,892	$ 3,275,185	$ 4,012,397

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of Home Loan Financial Corporation ("HLFC") and its wholly-owned subsidiaries, The Home Loan Savings Bank ("Bank"), a state chartered savings bank, and Home Loan Financial Services, Inc., an Ohio corporation providing insurance and investment services. HLFC also owns a 33% interest in Coshocton County Title Agency, LLC which is accounted for under the equity method of accounting. These entities are together referred to as the Corporation. Intercompany accounts and transactions have been eliminated in consolidation.

The Corporation provides financial services through its main and branch offices in Coshocton, Ohio and branch offices in West Lafayette and Mount Vernon, Ohio. The Corporation's primary deposit products are checking, savings and term certificate accounts, and its primary lending products are residential mortgage, nonresidential mortgage, commercial and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets and real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Real estate loans are secured by both residential and commercial real estate. Substantially all revenues are derived from financial institution products and services where the branches are located and their contiguous areas. Management considers the Corporation to operate in one segment, banking. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. The allowance for loan losses and fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents include cash, due from banks, overnight deposits and federal funds sold. Net cash flows are reported for customer loan and deposit transactions, interest-bearing deposits with other banks and short-term borrowings with original maturities of 90 days or less.

The Corporation paid interest of $3,696,418, $3,708,746 and $3,983,779 and income taxes of $680,000, $670,000 and $1,000,000 in 2005, 2004 and 2003, respectively. Noncash transfers from loans to other real estate loans totaled $767,460 in 2005, $13,170 in 2004, and 62,813 in 2003.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income. Other securities such as Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization of purchase premium or discount. Gains and losses on sales are recorded on the trade date and determined using the amortized cost of the security sold.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Declines in the fair value of securities below their cost that are other than temporary are reflected as realized losses. In estimating other-than-temporary losses, management considers: (1) the length of time and extent that fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the Corporation's ability and intent to hold the security for a period sufficient to allow for any anticipated recovery in fair value.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of net deferred loan fees and costs and the allowance for loan losses. Loans held for sale are reported at the lower of cost or market, on an aggregate basis. There were no loans held for sale at June 30, 2005 or 2004.

Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments. Interest income on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the loan is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off.

The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

A loan is impaired when full payment under the loan terms is not expected. Commercial and commercial real estate loans are individually evaluated for impairment. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclousures.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. Any reduction to fair value from the carrying value of the related loan at the time the property is acquired is accounted for as a loan charge-off. After acquisition, if fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Other real estate owned at June 30, 2005 and 2004 was $382,460 and $63,055.

Premises and Equipment: Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 50 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 10 years. These assets are reviewed for impairment when events indicate the carrying amount may not be recoverable. Maintenance and repairs are charged to expense as incurred.

Servicing Assets: Servicing assets represent the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to loan type and investor. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance. Mortgage servicing rights at June 30, 2005 and 2004 totaled $59,883 and $57,137. Loans serviced for others were $8,726,000 and $7,532,000 at June 30, 2005 and 2004.

Bank Owned Life Insurance: The Corporation has purchased life insurance policies on certain key executives. Bank owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Income Taxes: Income tax expense is the total of current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between the carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

Employee Stock Ownership Plan: The cost of shares issued to the Employee Stock Ownership Plan ("ESOP"), but not yet allocated to participants, is shown as a reduction of shareholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest, or are used to purchase additional shares.

Loan Commitments and Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as a separate component of equity.

Earnings per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for this calculation unless unearned. Recognition and Retention Plan ("RRP") shares are considered outstanding as they become vested. Diluted earnings per common share include the dilutive effect of RRP shares and the additional potential common shares issuable under stock options.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to HLFC or by HLFC to shareholders.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation: The Corporation reports employee compensation expense under stock option plans using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at the date of grant. The following table illustrates the effect on net income and earnings per share if expense were measured using the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation.

	2005	2004	2003
Net income as reported	$ 1,290,417	$ 1,785,428	$ 1,873,657
Deduct: Stock-based compensation reported under the fair value method	15,343	55,905	140,632
Pro forma net income	$ 1,275,074	$ 1,729,523	$ 1,733,025
Basic earnings per share as reported	$ 0.80	$ 1.13	$ 1.25
Pro forma basic earnings per share	0.79	1.10	1.16
Diluted earnings per share as reported	$ 0.79	$ 1.11	$ 1.21
Pro forma diluted earnings per share	0.78	1.08	1.12

The fair value of options granted and pro forma effects are computed using option pricing models, using the following weighted-average assumptions as of grant date.

	2005	2004
Risk-free interest rate	4.28%	4.27%
Expected option life	10 years	10 years
Expected stock price volatility	17.68%	17.70%
Dividend yield	3.75%	3.61%
Weighted average fair value of options granted during year	$ 3.49	$ 3.43

Reclassifications: Reclassifications of certain amounts in the 2004 and 2003 consolidated financial statements have been made to conform to the 2005 presentation.

(Continued)

NOTE 2 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss) were as follows.

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
June 30, 2005			
Securities available for sale			
U.S. Government agencies	$ 1,988,750	$ --	$ (11,775)
Obligations of state and political subdivisions	5,267,453	197,272	--
	$ 7,256,203	$ 197,272	$ (11,775)
Mortgage-backed securities available for sale			
U.S. Government agencies	$ 8,691,644	$ 2,259	$ (71,018)
June 30, 2004			
Securities available for sale			
U.S. Government agencies	$ 1,993,440	$ --	$ (7,289)
Obligations of state and political subdivisions	5,112,263	33,451	--
	$ 7,105,703	$ 33,451	$ (7,289)
Mortgage-backed securities available for sale			
U.S. Government agencies	$ 10,321,735	$ 3,331	$ (241,952)

Proceeds from the sale of securities available for sale totaled $2,403,772 for 2004. A gross gain of $114,843 was realized on this sale. There were no sales in 2005 and 2003.

The fair value of securities at year end 2005 by contractual maturity were as follows. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Fair Value
Due in one year or less	$ 995,000
Due after one year through five years	993,750
Due after five years through ten years	5,267,453
Mortgage-backed securities	8,691,644
	$ 15,947,847

At June 30, 2005 and 2004, securities with a carrying value of $3,978,600 and $968,302 were pledged to secure public funds.

(Continued)

NOTE 2 - SECURITIES (Continued)

Securities with unrealized losses at June 30, 2005 and 2004 aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position are as follows.

	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
2005						
U.S. government agencies	$ 993,750	$ (7,001)	$ 995,000	$ (4,774)	$ 1,988,750	$ (11,775)
Mortgage-backed securities	1,900,100	(7,585)	4,645,432	(63,433)	6,545,532	(71,018)
Total temporarily impaired	$ 2,893,850	$ (14,586)	$ 5,640,432	$ (68,207)	$ 8,534,282	$ (82,793)
2004						
U.S. government agencies	$ 1,993,440	$ (7,289)	$ --	$ --	$ 1,993,440	$ (7,289)
Mortgage-backed securities	10,254,118	(241,952)	--	--	10,254,118	(241,952)
Total temporarily impaired	$ 12,247,558	$ (249,241)	$ --	$ --	$ 12,247,558	$ (249,241)

Unrealized losses on securities have not been recognized into income because the issuers' securities are of high credit quality, management has the intent and ability to hold for the foreseeable future, and the decline in fair value is largely due to increases in market interest rates.

(Continued)

NOTE 3 - LOANS

Year-end loans were as follows.

	2005	2004
Residential real estate loans:		
1 - 4 family	$ 84,257,568	$ 84,586,340
Multi family	--	157,126
Home equity	6,338,759	6,047,564
Nonresidential real estate	19,295,106	16,818,930
Real estate construction and land	3,239,962	4,806,823
Total real estate loans	113,131,395	112,416,783
Commercial	8,737,698	7,642,474
Consumer loans	9,821,681	11,616,681
Credit card	1,464	564,851
Other	50,984	28,478
Total loans	131,743,222	132,269,267
Less:		
Allowance for loan losses	(602,938)	(573,115)
Net deferred loan fees and costs	(126,499)	(146,374)
	$ 131,013,785	$ 131,549,778

Activity in the allowance for loan losses was as follows.

	2005	2004	2003
Beginning balance	$ 573,115	$ 548,543	$ 499,467
Provision for losses	661,000	351,000	190,000
Loans charged-off	(711,864)	(356,109)	(158,232)
Recoveries of previous charge-offs	80,687	29,681	17,308
Ending balance	$ 602,938	$ 573,115	$ 548,543

Impaired loans were as follows.

	2005	2004
Period-end impaired loans with no allocated allowance for loan losses allocated	$ --	$ --
Period-end impaired loans with allowance for loan losses allocated	884,000	1,030,000
Amount of the allowance for loan loss allocated	339,000	10,000

(Continued)

NOTE 3 - LOANS (Continued)

	2005	2004	2003
Average of impaired loans during the year	$ 822,000	$ 626,000	$ 74,000
Interest income recognized during the year	--	57,000	--
Cash-basis interest income recognized	--	57,000	--

Nonperforming loans were as follows.

	2005	2004
Loans past due over 90 days still on accrual	$ 554,000	$ 13,000
Loans on nonaccrual	1,618,000	1,437,000

Nonperforming loans include both smaller balance homogeneous loans that are collectively evaluated for impairment and individually classified impaired loans.

Certain directors, executive officers and companies with which they are affiliated were loan customers during the year ended June 30, 2005. The following is an analysis of such loans, excluding credit card loans. Credit limits may not exceed $5,500 on credit card loans to directors and officers.

Balance July 1, 2004	$ 445,949
New loans	328,857
Repayments	(102,478)
Balance June 30, 2005	$ 672,328

NOTE 4 - ACCRUED INTEREST RECEIVABLE

Year-end accrued interest receivable was as follows.

	2005	2004
Loans	$ 699,915	$ 610,581
Securities	115,140	108,560
	$ 815,055	$ 719,141

NOTE 5 - PREMISES AND EQUIPMENT

Year-end premises and equipment were as follows.

	2005	2004
Land	$ 676,488	$ 426,087
Buildings and improvements	1,732,896	1,224,556
Furniture and equipment	1,437,990	1,201,735
Total cost	3,847,374	2,852,378
Accumulated depreciation	(1,618,441)	(1,471,451)
	$ 2,228,933	$ 1,380,927

NOTE 6 - DEPOSITS

Year-end deposits consisted of the following.

	2005	2004
Noninterest-bearing demand deposits	$ 5,751,678	$ 6,339,553
NOW and money market accounts	19,739,599	27,704,333
Savings accounts	20,375,511	12,795,413
Certificates of deposit	46,865,663	41,014,340
	$ 92,732,451	$ 87,853,639

The aggregate amounts of certificates of deposit with balances of $100,000 or more at June 30, 2005 and 2004 were $9,611,000 and $7,735,000, respectively.

At June 30, 2005, the scheduled maturities of certificates of deposit were as follows.

Year ending June 30,	2006	$ 19,916,152
	2007	20,328,275
	2008	5,063,423
	2009	589,972
	2010	963,996
	Thereafter	3,845
		$ 46,865,663

(Continued)

NOTE 7 - FHLB ADVANCES

At June 30, 2005, the Bank had a cash management line of credit enabling it to borrow up to $15.0 million from the Federal Home Loan Bank of Cincinnati ("FHLB"). The line of credit must be renewed on an annual basis. There was no borrowing as of June 30, 2005 while the line of credit had an outstanding balance of $3,950,000 at June 30, 2004. As a member of the FHLB system and based upon the Bank's current FHLB stock ownership, the Bank has the ability to obtain borrowings up to a total of $55,852,000 including the line of credit. Advances can be obtained up to the lower of 50% of the Bank's total assets or 74% of the Bank's pledgeable residential mortgage loan portfolio.

Advances under the borrowing agreements are collateralized by the Bank's FHLB stock and $75,400,000 of qualifying mortgage loans. The interest rates on the convertible fixed-rate advances are fixed for a specified number of years, then convertible at the option of the FHLB. If the convertible option is exercised, the advance may be prepaid without penalty.

At year-end 2005, advances from the FHLB were as follows.

	Interest Rate Ranges	2005
Cash Management Line of Credit Matures May 2006	--%	$ --
Fixed rate advances, final maturities ranging from Jan 2006 to May 2010	2.18-4.44%	15,630,000
Convertible, fixed-rate advances, final maturities ranging from June 2008 to July 2012	4.39-6.23%	17,000,000
Select payment mortgage matched advances, final maturities ranging from January 2012 to July 2022	2.84-5.50%	9,514,836
Prime-based variable advance, final maturity April 2007	3.35%	3,000,000
		$ 45,144,836

(Continued)

NOTE 7 - FHLB ADVANCES (Continued)

At year-end 2004, advances from the FHLB were as follows.

	Interest Rate Ranges	2004
Cash Management Line of Credit Matures May 2005	1.65%	$ 3,950,000
Fixed rate advances, final maturities ranging from January 2005 to January 2010	1.56-4.32%	17,730,000
Convertible, fixed-rate advances, final maturities ranging from June 2008 to July 2012	4.39-6.23%	17,000,000
Select payment mortgage matched advances, final maturities ranging from January 2012 to July 2022	2.84-5.50%	10,076,389
		$ 48,756,389

At year-end 2005, the scheduled maturities of advances from the FHLB were as follows.

Year ended June 30,	2006	$ 5,062,934
	2007	10,073,553
	2008	6,379,840
	2009	8,807,607
	2010	7,056,094
	thereafter	7,764,808
		$ 45,144,836

(Continued)

NOTE 8 - INCOME TAXES

Income tax expense was as follows.

	2005	2004	2003
Current tax expense	$ 642,458	$ 809,294	$ 841,481
Tax effect of exercise of stock options and vesting of RRP shares	6,723	122,517	40,500
Deferred tax expense	42,019	43,010	81,619
	$ 691,200	$ 974,821	$ 963,600

Year-end sources of gross deferred tax assets and gross deferred tax liabilities were as follows.

	2005	2004
Deferred tax assets:		
Allowance for loan losses	$ 204,999	$ 194,859
Deferred loan fees	60,075	67,258
Accrued benefits	32,033	17,703
Unrealized loss on securities available for sale	--	72,236
Reserve for delinquent interest	27,555	18,769
Total deferred tax assets	324,662	370,825
Deferred tax liabilities:		
Depreciation	(82,862)	(60,019)
FHLB stock	(298,771)	(264,091)
Deferred dealer reserve	--	(17,491)
Security discount accretion	(1,157)	(737)
Mortgage servicing rights	(20,360)	(19,427)
Prepaid expenses	(32,610)	--
Earnings from Coshocton County Title Agency	(14,881)	(20,784)
Unrealized gain on securities available for sale	(39,691)	--
Total deferred tax liabilities	(490,332)	(382,549)
Net deferred tax liability	$ (165,670)	$ (11,724)

(Continued)

NOTE 8 - INCOME TAXES (Continued)

Effective tax rates differ from the federal statutory rate of 34% applied to financial statement income before income taxes due to the following.

	2005	2004	2003
Income taxes computed at the statutory tax rate on pretax income	$ 673,750	$ 938,484	$ 964,667
Tax effect of:			
ESOP	108,767	103,143	56,816
Tax exempt interest	(63,075)	(63,202)	(57,252)
Bank owned life insurance	(44,258)	(5,733)	--
Nondeductible expenses and other	16,016	2,129	(631)
	$ 691,200	$ 974,821	$ 963,600
Effective tax rate	34.9%	35.3%	34.0%

The Corporation, in accordance with SFAS No. 109, has not recorded a deferred tax liability of approximately $526,000 related to approximately $1,548,000 of cumulative special bad debt deductions included in retained earnings and arising prior to June 30, 1988, the end of the Bank's base year for purposes of calculating bad debt deductions for tax purposes. If this portion of retained earnings is used in the future for any purpose other than to absorb bad debts, it will be added to future taxable income.

NOTE 9 - BENEFIT PLANS

The Corporation has a profit-sharing plan covering officers of the Corporation. Annual awards are based upon pre-established performance criteria of the Corporation and the individual officers. Awards are discretionary. The plan's expense amounted to $120,382, $209,000 and $188,983 for the years ended June 30, 2005, 2004 and 2003.

NOTE 10 - EMPLOYEE STOCK OWNERSHIP PLAN

The Corporation offers an ESOP for the benefit of substantially all employees of the Corporation. The ESOP borrowed funds from HLFC in order to acquire 179,860 common shares of HLFC at $10.00 per share. The loan is secured by the shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Bank's discretionary contributions to the ESOP and earnings on ESOP assets. The shares purchased with the loan proceeds are held in a suspense account for allocation among participants as the loan is repaid. When loan payments are made, ESOP shares are allocated to participants based on relative compensation.

(Continued)

NOTE 10 - EMPLOYEE STOCK OWNERSHIP PLAN (Continued)

In May 1999, the Corporation declared and paid a $4.00 per share return of capital distribution. The ESOP received $674,812 from the return of capital distribution on 168,703 unallocated shares. The ESOP purchased an additional 54,406 shares with the proceeds from the return of capital distribution. The additional shares purchased will be held in suspense and allocated to participants in a manner similar to the original ESOP shares.

ESOP compensation expense was $518,325, $513,023 and $371,841 for the years ended June 30, 2005, 2004 and 2003. Year-end ESOP shares were as follows.

	2005	2004
Allocated shares	161,455	133,694
Shares committed to be released for allocation	26,273	27,761
Unreleased shares	46,538	72,811
Total ESOP shares	234,266	234,266
Fair value of unreleased shares at year-end	$ 902,837	$ 1,492,626

NOTE 11 - STOCK OPTION AND INCENTIVE PLAN

The Home Loan Financial Corporation 1998 Stock Option and Incentive Plan ("Plan") was approved by the shareholders of the Corporation on October 13, 1998. A total of 224,825 common shares were available for granting stock options pursuant to the Plan. One-fifth of the options awarded become first exercisable on each of the first five anniversaries of the date of grant. However, upon the death or disability of a participant, the participant's shares will be deemed vested and nonforfeitable upon such date. The option period expires 10 years from the date of grant.

Options outstanding at year-end 2005 were as follows.

Grant Date	Exercise Price	Options	Weighted Average Remaining Life	Options Exercisable
October 1998	$ 7.69	4,041	3.29 years	4,041
January 2000	8.19	5,000	4.54 years	5,000
January 2004	19.95	20,000	8.54 years	4,000
January 2005	21.06	9,000	9.54 years	-
		38,041	7.69 years	13,041

(Continued)

NOTE 11 - STOCK OPTION AND INCENTIVE PLAN (Continued)

Information about options granted was as follows.

	2005		2004		2003	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at beginning of year	56,567	$ 12.09	86,509	$ 7.74	141,433	$ 7.73
Granted	9,000	21.06	20,000	19.95	--	--
Forfeited	(720)	7.69	(180)	7.69	(7,344)	7.69
Exercised	(26,806)	7.74	(49,762)	7.69	(47,580)	7.72
Outstanding at end of year	38,041	17.36	56,567	12.09	86,509	7.74
Options exercisable at year-end	13,041	11.64	34,467	7.77	50,963	7.73
Remaining shares available for grant	21,596		29,876		49,696	

NOTE 12 - RECOGNITION AND RETENTION PLAN

The RRP was adopted by the Board of Directors and approved by the shareholders of the Corporation on October 13, 1998 to purchase 89,930 common shares, which is equal to 4% of the common shares sold in connection with the mutual-to-stock conversion. The RRP provides directors and certain key employees with an ownership interest in the Corporation by compensating such individuals for services to the Corporation.

In conjunction with the adoption of the RRP on October 13, 1998, the Board of Directors awarded 72,866 shares to certain directors, officers and employees of the Corporation. The Board of Directors awarded an additional 4,000 shares in January 2000, 6,000 shares in January 2004 and 2,500 shares in January 2005. One-fifth of such shares will be earned and nonforfeitable on each of the first five anniversaries of the date of the award. In the event of the death or disability of a participant, however, the participant's shares will be deemed earned and nonforfeitable upon such date. During the year ended June 30, 2002, 1,798 shares were forfeited. No shares had previously been forfeited. At June 30, 2005, 76,268 shares had vested. At June 30, 2005, there were 6,362 shares reserved for future awards. Compensation expense related to RRP shares is based on the fair value of the shares at the date of grant over the vesting period. Unearned recognition and retention plan shares are reported as a reduction of shareholders' equity until earned. For the year ended June 30, 2005, 2004 and 2003, compensation expense totaled $32,343, $66,635 and $174,788.

NOTE 13 - LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

The contractual amount of financial instruments with off-balance sheet risk at year-end follows.

	2005	2004
Lines of credit - variable rate	$ 5,744,000	$ 5,636,000
1-4 family residential real estate - variable rate	441,000	691,000
1-4 family residential real estate - fixed rate	120,000	123,000
Commercial real estate - variable rate	–	–
Commercial real estate - fixed rate	1,000,000	–
Credit card arrangements - fixed rate	–	1,486,000

The interest rates on fixed-rate commitments ranged from 4.65% to 6.125% at June 30, 2005 and 6.50% to 13.90% at June 30, 2004.

The Bank has entered into employment agreements with two officers of HLFC and the Bank. One agreement provides for a term of three years and the other agreement is for one year. Both agreements provide for salary and performance reviews by the Board of Directors not less often than annually, as well as inclusion of the employee in any formally established employee benefit, bonus, pension and profit-sharing plans for which senior management personnel are eligible. The agreements provide for extensions for a period of one year on each anniversary date, subject to review and approval of the extension by disinterested members of the Board of Directors of the Bank. The employment agreements provide for vacation and sick leave in accordance with the Bank's prevailing policies and include change of control provisions.

(Continued)

NOTE 14 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal regulatory agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators.

Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

At June 30, 2005 and 2004, management believes the Bank complied with all regulatory capital requirements. Based on the computed regulatory capital ratios, the Bank was considered well capitalized under the Federal Deposit Insurance Act at June 30, 2005 and 2004. Management believes no conditions or events have occurred subsequent to last notification by regulators that would cause the Bank's capital category to change.

At year-end 2005 and 2004, the Bank's actual capital levels and minimum required levels were as follows.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Regulations	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
June 30, 2005						
Total capital (to risk-weighted assets)	$ 17,066	16.1%	$ 8,472	8.0%	$ 10,590	10.0%
Tier 1 (core) capital (to risk-weighted assets)	16,463	15.5	4,236	4.0	6,354	6.0
Tier 1 (core) capital (to adjusted total assets)	16,463	10.2	6,468	4.0	8,085	5.0
Tangible capital (to adjusted total assets)	16,463	10.2	2,426	1.5	N/A	
June 30, 2004						
Total capital (to risk-weighted assets)	$ 18,164	17.8%	$ 8,172	8.0%	$ 10,216	10.0%
Tier 1 (core) capital (to risk-weighted assets)	17,591	17.2	4,086	4.0	6,129	6.0
Tier 1 (core) capital (to adjusted total assets)	17,591	11.0	6,406	4.0	8,008	5.0
Tangible capital (to adjusted total assets)	17,591	11.0	2,402	1.5	N/A	

(Continued)

NOTE 14 - REGULATORY MATTERS (Continued)

When the Bank converted from a mutual to a stock institution, a "liquidation account" was established at $10,579,000, which was net worth reported in the conversion prospectus. Eligible depositors who have maintained their accounts, less annual reductions to the extent they have reduced their deposits, would receive a distribution from this account if the Bank were liquidated. Dividends may not reduce shareholders' equity below the required liquidation account balance.

Banking regulations limit capital distributions by financial institutions. Generally, capital distributions are limited to the current year to date undistributed net income and prior two years' undistributed net income, as long as the institution remains well capitalized after the proposed distribution. As of July 1, 2005, the Bank must obtain regulatory approval to pay dividends to the holding company until fiscal net income exceeds $71,829.

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amounts and estimated fair values of financial instruments at year-end were as follows.

	2005		2004	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 5,242,892	$ 5,242,892	$ 3,275,185	$ 3,275,185
Interest bearing time deposits	500,761	500,761	–	–
Securities available for sale	7,256,203	7,256,203	7,105,703	7,105,703
Mortgage-backed securities available for sale	8,691,644	8,691,644	10,321,735	10,321,735
Loans, net of allowance for loan losses	131,013,785	131,182,979	131,549,778	132,356,303
FHLB stock	2,352,700	2,352,700	2,250,700	2,250,700
Accrued interest receivable	815,055	815,055	719,141	719,141
Financial liabilities:				
Demand, savings and money market deposit accounts	$ (45,866,788)	$ (45,866,788)	$ (46,839,299)	$ (46,839,299)
Certificates of deposit	(46,865,663)	(47,074,817)	(41,014,340)	(42,213,794)
FHLB advances	(45,144,836)	(45,326,409)	(48,756,389)	(49,183,694)
Accrued interest payable	(564,501)	(564,501)	(503,994)	(503,994)

(Continued)

NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

The estimated fair value approximates carrying amounts for all items except those described below. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of borrowings is based on current rates for similar financing. The fair value of off-balance-sheet items is based on the current fees or cost that would be charged to enter into or terminate such arrangements, which are not material.

NOTE 16 - EARNINGS PER SHARE

The factors used in the earnings per share computation were as follows.

	2005	2004	2003
Basic earnings per common share			
Net income	$ 1,290,417	$ 1,785,428	$ 1,873,657
Weighted average common shares outstanding	1,691,452	1,676,917	1,637,466
Less: Average unallocated ESOP shares	(59,675)	(86,692)	(114,127)
Less: Average nonvested RRP shares	(13,770)	(16,119)	(26,846)
Average shares	1,618,007	1,574,106	1,496,493
Basic earnings per common share	$ 0.80	$ 1.13	$ 1.25
Diluted earnings per common share			
Net income	$ 1,290,417	$ 1,785,428	$ 1,873,657
Weighted average common shares outstanding for basic earnings per common share	1,618,007	1,574,106	1,496,493
Add: Dilutive effects of assumed exercises of stock options	10,979	30,557	47,865
Add: Dilutive efforts of average nonvested RRP shares	1,734	1,453	1,154
Average shares and dilutive potential common shares	1,630,720	1,606,116	1,545,512
Diluted earnings per common share	$ 0.79	$ 1.11	$ 1.21

9,000 stock options were not considered in computing diluted earnings per share for the year ended June 30, 2005 because they were antidilutive. 20,000 stock options were not considered in computing diluted earnings per share for the year ended June 30, 2004 because they were antidilutive.

(Continued)

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of HLFC as of June 30, 2005 and 2004, and for the years ended June 30, 2005, 2004 and 2003 was as follows.

CONDENSED BALANCE SHEETS
June 30, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 5,907,176	$ 4,173,979
Investment in banking subsidiary	16,540,027	17,451,221
Investment in non-banking subsidiary	22,919	10,886
Loan receivable	388,173	594,756
Other assets	115,772	99,367
Total assets	$ 22,974,067	$ 22,330,209
Liabilities		
Deferred federal income tax	$ 14,881	$ 20,783
Shareholders' equity	22,959,186	22,309,426
Total liabilities and shareholders' equity	$ 22,974,067	$ 22,330,209

CONDENSED STATEMENTS OF INCOME
Years ended June 30, 2005, 2004 and 2003

	2005	2004	2003
Dividends from subsidiary	$ 3,000,000	$ --	$ 3,300,000
Interest on loan	35,269	47,881	59,455
Other income	125,851	221,166	228,691
Total interest income	3,161,120	269,047	3,588,146
Operating expenses	126,320	108,930	102,226
Income before income taxes and equity in undistributed earnings of subsidiary	3,034,800	160,117	3,485,920
Income tax expense (benefit)	12,300	54,440	59,700
Income before equity in undistributed earnings of subsidiaries	3,022,500	105,677	3,426,220
Equity in undistributed earnings (distributions in excess of earnings) of banking subsidiary	(1,744,116)	1,672,287	(1,555,985)
Equity in undistributed earnings of non-banking subsidiary	12,033	7,464	3,422
Net income	$ 1,290,417	$ 1,785,428	$ 1,873,657

(Continued)

NOTE 17 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended June 30, 2005, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities			
Net income	$ 1,290,417	$ 1,785,428	$ 1,873,657
Adjustments to reconcile net income to cash provided by operations:			
(Equity in undistributed income) distributions in excess of earnings of subsidiaries	1,732,083	(1,679,751)	1,552,563
Net changes in other assets	(16,405)	37,234	(33,420)
Deferred taxes	(5,902)	(12,337)	33,120
Net cash from operating activities	3,000,193	130,574	3,425,920
Cash flows from investing activities			
Proceeds from loan principal repayments	206,583	212,677	195,175
Net cash from investing activities	206,583	212,677	195,175
Cash flows from financing activities			
Cash dividends paid	(1,447,143)	(1,309,537)	(926,309)
Proceeds from exercise of stock options	207,538	382,770	367,141
Purchase of treasury shares	(168,990)	(377,533)	(592,160)
Dividends on unallocated ESOP shares	(64,984)	(83,474)	(77,447)
Net cash from financing activities	(1,473,579)	(1,387,774)	(1,228,775)
Net change in cash and cash equivalents	1,733,197	(1,044,523)	2,392,320
Cash and cash equivalents at beginning of period	4,173,979	5,218,502	2,826,182
Cash and cash equivalents at end of year	$ 5,907,176	$ 4,173,979	$ 5,218,502

NOTE 18 - SUBSEQUENT EVENTS (Unaudited)

On August 26, 2005, the Corporation's shareholders approved a 1-for-600 reverse stock split, followed immediately by a 600-for-1 forward stock split of the Corporation's common shares outstanding. Shareholders of record owning fewer than 600 common shares received a cash payment of $20.75 per share. The transaction will result in a total cash payment of $3,662,126 to those shareholders of record.

The stock splits were part of a going-private transaction. After the completion of the stock splits, the Corporation had less than 300 shareholders. The Company terminated its Securities and Exchange Commission (SEC) registration and will no longer be an SEC reporting company.

(Continued)

HOME LOAN FINANCIAL CORPORATION
SHAREHOLDER INFORMATION

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 2:00 p.m., local time, on October 31, 2005 at the main office of the Bank at 401 Main Street, Coshocton, Ohio.

STOCK INFORMATION

Home Loan Financial Corporation common stock is quoted on the pink sheets and is expected to be quoted on the OTCBB under the symbol "HLFN."

SHAREHOLDER AND GENERAL INQUIRIES

Preston W. Bair, Chief Financial Officer
Home Loan Financial Corporation
401 Main Street
Coshocton, OH 43812-1580
(740) 622-0444

TRANSFER AGENT

Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016

HOME LOAN FINANCIAL CORPORATION
CORPORATE INFORMATION

CORPORATION AND BANK LOCATIONS

Corporate and Main Office
401 Main Street — Telephone: (740) 622-0444
Coshocton, OH 43812-1580 — Fax: (740) 622-5389

Branch Offices
590 Walnut Street — Telephone: (740) 622-9417
Coshocton, OH 43812-1632

503 West Main Street — Telephone: (740) 545-0227
West Lafayette, OH 43845-1134

1387 Coshocton Avenue — Telephone (740) 393-0058
Mount Vernon, OH 43050

DIRECTORS OF THE CORPORATION AND THE BANK

Robert C. Hamilton (Chairman of the Board)
President and Chief Executive Officer of The Home Loan Savings Bank and Home Loan Financial Corporation

Robert D. Mauch
Owner of Robert D. Mauch CPA, a private practice accounting firm

Douglas L. Randles
President of L.W. Randles Cheese, Inc.

Neal J. Caldwell
Owner and Operator of a Veterinary Consulting Practice

Marion M. Sutton
Chairperson of the Jones Metal Products Company

Kyle R. Hamilton
Executive Vice President of The Home Loan Savings Bank and Vice President of Home Loan Financial Corporation

Officers of the Corporation and the Bank

Robert C. Hamilton, President and Chief Executive Officer of the Corporation and the Bank
Kyle R. Hamilton, Vice President of the Corporation and Executive Vice President of the Bank
Preston W. Bair, Secretary, Treasurer and Chief Financial Officer of the Corporation and the Bank and Vice President of the Bank
Thomas R. Conidi, Vice President of the Corporation and the Bank
Rebecca R. Porteus, Vice President of the Bank
Laura L. Miller, Assistant Vice President of the Bank
Paula K. Carpenter, Assistant Vice President of the Bank
Christopher L. Harstine, Assistant Vice President of the Bank
Maryann Carpenter, Loan Officer of the Bank
D. Sharlynn Smith, Loan Officer of the Bank
Jason R. Starcher, Assistant Vice President of the Bank

Special Counsel

Vorys, Sater, Seymour and Pease LLP
221 East Fourth Street, Suite 2000
Cincinnati, OH 45202

Independent Auditors

Crowe Chizek and Company LLC
5900 Landerbrook Dr., Suite 205
Cleveland, OH 44124


Home
Loan
Financial Corporation
401 Main Street
Coshocton, OH 43812-1580
(740) 622-0444
www.homeloanfinancialcorp.com